UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [X] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: December 31, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Indonesia Energy Corporation Limited

Full Name of Registrant:

N/A

Former Name if Applicable:

Indonesia Energy Corporation

Jl. Raya Pasar Minggu No. 17A, Level 7

Kelurahan Pancoran, Kecamatan Pancoran

Address of Principal Executive Office (Street and number):

Jakarta, Indonesia 12780

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Indonesia Energy Corporation Limited (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Annual Report”) by April 30, 2021, the filing date applicable to smaller reporting companies due to a delay experienced by the Registrant’s in auditing its financial statements caused by Covid travel and other restrictions in Indonesia which were beyond the control of Registrant. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Wirawan Jusuf	+62 21	5768888
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that our revenues for the year ended December 31, 2020 decreased by approximately 50% from the same period in 2019 due to a combination of lower Indonesian Crude Price ($37.58 per Bbl. for the year ended December 31, 2020 and $61.89 per Bbl. for the year ended 2019) and a reduction in oil production in 2020. We incurred greater net losses for the year ended December 31, 2020 than for the same period in 2019 for the same reasons and due to public company expenses. In April 2021, we commenced drilling of three new wells on Kruh Block and plan to drill a total of five wells in 2021.

Indonesia Energy Corporation Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2021	By:	/s/ Wirawan Jusuf
	Name:	Wirawan Jusuf
	Title:	Chief Executive Officer (Principal Executive Officer)

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).